CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$6,500,021.60	$463.45

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 13, 2010 to the YEELDS® Product Supplement dated March 1, 2010 to the Prospectus Supplement dated March 1, 2010 and the Prospectus dated February 10, 2009	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$6,500,021.60 YEELDS®

BARCLAYS BANK PLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

Yield Enhanced Equity Linked Debt Securities  (“YEELDS®”) Due January 24, 2011

Performance Linked to the Common Stock of Celanese Corporation.

Because these notes are part of a series of Barclays Bank PLC’s debt securities called Medium-Term Notes, Series A, this pricing supplement and the accompanying product supplement, dated March 1, 2010 (the “YEELDS® product supplement”) should also be read with the accompanying prospectus supplement, dated March 1, 2010 relating to Barclays Bank PLC’s Global Medium-Term Notes, Series A (the “prospectus supplement”) and the accompanying prospectus dated February 10, 2009 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS® product supplement, the prospectus supplement or the base prospectus, unless the context requires otherwise

•	Common stock issuer: Celanese Corporation. Celanese Corporation is not involved in this offering and has no obligation with respect to the notes.

•	Common stock: The common stock of the common stock issuer listed on the New York Stock Exchange under the ticker symbol “CE”.

•	Number of YEELDS® 240,920.

•	Principal amount: $26.98 per note, and, in the aggregate, $6,500,021.60.

•	Inception Date: July 13, 2010

•	Issue Date: July 20, 2010

•

Stated maturity date: January 24, 2011, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described in the section entitled “Description of the Notes—Payment at maturity” in the YEELDS® product supplement.

•

Valuation date: January 14, 2011, subject to postponement if a market disruption event occurs or if such a day is not a scheduled trading day, as described in the section entitled “Description of the Notes—Payment at maturity—Settlement value” in the YEELDS® product supplement.

•	Interest rate: 4.60% per annum.

•	Interest payment dates: Monthly, on the 24th day of each month during the term of the notes, beginning on August 24, 2010, and ending on and including the stated maturity date.

•	Interest payment record dates: 15 calendar days prior to each interest payment date.

•	Initial value: $26.98, which is the average execution price per share for the common stock that an affiliate of Barclays Bank PLC has paid to hedge Barclays Bank PLC’s obligations under the notes.

•	Equity cap price: $35.074, which is 130% of the initial value.

•	Payment at maturity: On the stated maturity date, Barclays Bank PLC will pay you, per note, the lesser of:

(1)	the conversion value; and

(2)	the equity cap price.

•	Conversion value: The “conversion value”, per note, will equal the product of:

(1)	the settlement value; times

(2)	the conversion ratio.

•	Conversion ratio: 1.0, reflecting the number of shares of the underlying common stock to which each note is exposed.

•

Settlement value: The settlement value will be based upon the product of the adjusted volume-weighted average of the common stock on the valuation date, times the multiplier then in effect on the valuation date, and shall generally be equal to such product.

•

Multiplier: The multiplier will initially be 1.0, subject to adjustment under various circumstances as described in the YEELDS® product supplement in “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value.”

•	Adjusted volume-weighted average price: The adjusted volume-weighted average price of the common stock on any scheduled trading day is the sum of:

(1)	the volume-weighted average price of the common stock on such scheduled trading day; and

(2)	its dividend adjustment amount on such scheduled trading day.

•

Volume-weighted average price: The volume-weighted average price (“VWAP”) of the common stock on the valuation date means such price as calculated by Bloomberg L.P. and displayed on Bloomberg page “CE <EQUITY> AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such day; provided that if on the valuation date, Bloomberg does not calculate and report the VWAP on such day, the calculation agent shall calculate the VWAP on such day.

•

Dividend adjustment amount: The dividend adjustment amount as of any scheduled trading day will be calculated as the difference between the actual aggregate dividend and the expected aggregate dividend, in each case as of such scheduled trading day, which difference may be positive, zero or negative.

•	Actual aggregate dividend: With respect to any scheduled trading day, the actual aggregate dividend shall be calculated as follows:

•

if ex-dividend dates occur within the period from, but excluding, the Inception Date to, and including, such scheduled trading day, the actual aggregate dividend shall be the sum of declared cash dividends corresponding to all such ex-dividend dates per share of the common stock;

•	if no ex-dividend dates occur within the period from, but excluding, the Inception Date to, and including, such scheduled trading day, the actual aggregate dividend shall be zero.

•

Expected aggregate dividend: With respect to any scheduled trading day, the expected aggregate dividend shall be calculated as the sum of expected dividend amounts corresponding to all expected ex-dividend dates within the period from, but excluding, the Inception Date to, and including, such scheduled trading day.

•	Expected dividend schedule: The expected dividend schedule for the common stock is as follows:

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
October 13, 2010	$0.05
January 12, 2011	$0.05

•

Stock settlement option: Yes; if Barclays Bank PLC has elected to exercise the stock settlement option, on the stated maturity date, Barclays Bank PLC will deliver to you a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of such common stock on the valuation date, all as described below in the section entitled “Stock Settlement Option” and will provide the trustee with not less than three business days’ prior written notice of such election.

•	Postponement of the valuation date because of a market disruption event: If a market disruption event occurs on the valuation date, as set forth in this document, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be such valuation date and (b) the calculation agent shall determine the volume-weighted average price of the common stock for that eighth scheduled trading day, based upon its good faith estimate of the volume-weighted average price on such day.

•	Denominations: $26.98 and integral multiples thereof.

•	Listing: The notes will not be listed on any exchange.

•	CUSIP: 06740L287

•	ISIN: US06740L2878

See “Risk Factors” sections beginning on page PR-10 of the YEELDS® product supplement and beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

We may use this pricing supplement in the initial sale of YEELDS®. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any YEELDS® after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS® product supplement or any accompanying prospectus supplement or base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

YEELDS® constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.00%	100%*
Total	$6,500,021.60	$0.00	$6,500,021.60

Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

“YEELDS® ” is a registered trademark of Barclays Capital Inc.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the prospectus supplement relating to our Series A medium-term notes of which the notes are a part and the YEELDS® product supplement. Purchasers should rely upon the base prospectus, the prospectus supplement, the YEELDS® product supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the YEELDS® product supplement, which shall, likewise, supersede the base prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS® product supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Barclays Bank PLC has filed for free by searching the SEC online database at www.sec.gov, with “Barclays Bank PLC” as a search term or through the links below, or by emailing Barclays Bank PLC at us.syndicate.ops@barcap.com.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	YEELDS® product supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510044976/d424b3.htm

•	Prospectus supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

•	Base prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

ADDITIONAL RISK FACTORS

If a market disruption event occurs on a day that would otherwise be the valuation date, there will be a delay in settlement of the notes.

If a market disruption event occurs on a day that would otherwise be the valuation date, settlement of the notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to eight scheduled trading days for the postponed valuation date following the stated maturity date.

Postponement of the valuation date may result in a reduced amount payable at maturity.

As the payment at maturity is a function of, among other things, the adjusted volume-weighted average price of common stock. The postponement of the valuation date may result in the application of a different adjusted volume-weighted average price, and, accordingly, decrease the payment you receive at maturity.

The tax consequences are uncertain.

The U.S. federal income tax treatment of the notes is uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described above. As discussed further in the accompanying product supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the notes at a rate that could potentially exceed the interest paid currently on the notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

VOLUME-WEIGHTED AVERAGE PRICE

The volume-weighted average price (“VWAP”) of a common stock is different from the closing price of a common stock. Volume-weighted average price is a measure of the average price of a common stock over a specified time period (usually one day) and is equal to (1) the sum of the total value traded for every reported transaction (trade price times total number of shares traded) during the specified time period, divided by (2) the total number of shares traded during such time period. The closing price of a common stock is the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange.

In the case of the notes, the volume-weighted average price of the common stock means the volume-weighted average price calculated by Bloomberg L.P. and displayed on Bloomberg page “CE<EQUITY>AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time. If Bloomberg does not calculate and report the volume-weighted average price on the valuation date, the calculation agent shall calculate the volume-weighted average price on such day.

Unlike the closing price of a common stock, which is generally available in financial newspapers and other publicly disseminated media, the volume-weighted average price of the common stock upon which the value of the notes will be based is generally only available through Bloomberg L.P.

POSTPONEMENT OF THE VALUATION DATE BECAUSE OF A MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be the valuation date, as set forth on the cover page of this pricing supplement, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be that valuation date and (b) the calculation agent shall determine the adjusted volume-weighted average price of the common stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the common stock as of the close of trading on the relevant exchange on such day.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that (1) the actual aggregate dividend of the common stock equals its expected aggregate dividend as of the valuation date and (2) the multiplier has not been adjusted.

Example 1. Assuming the settlement value is $22.00 after applying the initial multiplier:

As a result, because the settlement value of $22.00 is less than $35.074, on the stated maturity date, you would receive $22.00 per note, plus any accrued but unpaid interest payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date, if you held one note, 1 share of the common stock, plus any accrued but unpaid interest payments. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 240,920 notes, you would receive on the stated maturity date in total, 240,920 shares of the common stock plus accrued but unpaid interest payments.

Example 2. Assuming the settlement value is $30.00 after applying the initial multiplier:

As a result, because the settlement value of $30.00 is less than $35.074, on the stated maturity date, you would receive $30.00 per note, plus any accrued but unpaid interest payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date, if you held one note, 1 share of the common stock, plus any accrued but unpaid interest payments. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 240,920 notes, you would receive on the stated maturity date in total, 240,920 shares of the common stock plus accrued but unpaid interest payments.

Example 3. Assuming the settlement value is $38.00 after applying the initial multiplier:

As a result, because the settlement value of $38.00 is greater than $35.074, on the stated maturity date, you would receive $35.074 per note, plus any accrued but unpaid interest payments.

In the case of stock settlement in this example, you would receive on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

Accordingly you would receive on the stated maturity date, if you held one note, zero share of the common stock plus $35.074 in cash, plus any accrued but unpaid interest payments. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 240,920 notes, you would receive on the stated maturity date in total, 222,369 shares of the common stock plus $6.08 in cash, plus accrued but unpaid interest payments.

To the extent the actual settlement value differs from the values assumed above or that the actual aggregate dividend of the common stock differs from its expected aggregate dividend as of the valuation date, the results indicated above would be different.

If the stock settlement option is elected, the market price of the shares of Celanese Corporation that you receive per note on the stated maturity date may be less than the amount that you would have received had the stock settlement option not been elected because the number of shares you receive will ordinarily be calculated based upon the adjusted volume-weighted average price of Celanese Corporation’s common stock on the valuation date.

STOCK SETTLEMENT OPTION

If Barclays Bank PLC elects to exercise its stock settlement option and Barclays Bank PLC provides the trustee not less than three business days’ prior written notice of such election, Barclays Bank PLC will, subject to the next paragraph, deliver on the stated maturity date a number of shares of the common stock equal to (1) the total cash value of payment due at maturity on the number of notes you own, divided by (2) the volume-weighted average price of the common stock on the valuation date.

If, however Barclays Bank PLC determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity as if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Barclays Bank PLC will pay cash to you in an amount equal to that fractional share, based upon the adjusted volume-weighted average price of the common stock (and any other equity securities included in the calculation of the settlement value) on the valuation date.

Upon the occurrence of certain events, or if Celanese Corporation is involved in certain extraordinary transactions, the number of shares of Celanese Corporation to be delivered may be adjusted and Barclays Bank PLC may deliver, in lieu of or in addition to Celanese Corporation’s common stock, cash and any other equity securities used in the calculation of the settlement value, all as determined by the calculation agent. See “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” in the accompanying YEELDS® product supplement.

Because the settlement value will ordinarily be determined on the valuation date, if Barclays Bank PLC elects the stock settlement option, the effect to holders will be as if the notes matured on the valuation date (subject to postponement as described above in the section entitled “Postponement of the Valuation Date, because of a Market Disruption Event”). Thus, the aggregate value of the shares of Celanese Corporation’s common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Barclays Bank PLC not elected the stock settlement option as a result of fluctuations in the value of these securities during the period between the valuation date and the maturity date. Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Barclays Bank PLC not elected to settle the notes with shares of Celanese Corporation’s common stock. In the absence of any election notice to the trustee, Barclays Bank PLC will be deemed to have elected to pay the amount payable at maturity in cash.

COMMON STOCK ISSUER AND COMMON STOCK

Celanese Corporation

Barclays Bank PLC has obtained the following information regarding Celanese Corporation from Celanese Corporation’s reports filed with the SEC.

According to publicly available information, Celanese Corporation (the “Company”) was formed in 2004 when affiliates of The Blackstone Group purchased 84% of the ordinary shares of Celanese GmbH, formerly known as Celanese AG, a diversified German chemical company. The Company was incorporated in 2005 under the laws of the state of Delaware and during the period from 2005-2007, the Company purchased the remaining 16% interest in Celanese GmbH

The Company is a leading global integrated producer of chemicals and advanced materials. The Company is one of the largest producers of acetyl products, which are intermediate chemicals for nearly all major industries, as well as a leading global producer of high performance engineered polymers that are used in a variety of high-value end-use applications. The Company’s operations are primarily located in North America, Europe and Asia.

The linked share’s SEC file number is 001-32410.

The common stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described in the section entitled “Where You Can Find More Information” in the accompanying base prospectus. In addition, information regarding Celanese Corporation may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical Information bout the Common Stock

The common stock is listed on New York Stock Exchange under the symbol “CE”.

The following table presents the high and low closing prices for the common stock, as reported on Celanese Corporation during each fiscal quarter in 2007, 2008 2009 and 2010 (through July 13, 2010), and the closing price at the end of each quarter in 2007, 2008, 2009 and 2010 (through the date of this pricing supplement).

The historical prices of the common stock are not necessarily indicative of future performance; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2007
First Quarter	$31.27	$24.76	$30.84
Second Quarter	$38.78	$30.99	$38.78
Third Quarter	$41.98	$32.37	$38.98
Fourth Quarter	$44.33	$35.67	$42.32
2008
First Quarter	$43.02	$33.79	$39.05
Second Quarter	$50.00	$40.46	$45.66
Third Quarter	$45.41	$25.91	$27.91
Fourth Quarter	$26.50	$7.60	$12.43
2009
First Quarter	$14.96	$7.52	$13.37
Second Quarter	$23.86	$14.18	$23.75
Third Quarter	$27.50	$20.52	$25.00
Fourth Quarter	$33.08	$23.88	$32.10
2010
First Quarter	$34.55	$29.10	$31.85
Second Quarter	$34.86	$24.91	$24.91
Third Quarter (through July 13, 2010)	$27.12	$23.84	$27.12

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated maturity date, (b) the actual aggregate dividend of the common stock equals its expected aggregate dividend as of the final valuation date and (c) that the multiplier has not been adjusted.

•	the hypothetical conversion value per note;

•	the percentage change from the principal amount to the hypothetical conversion value;

•	the total interest payments paid or payable on or before the stated maturity date per note;

•	the hypothetical total amount payable per note on the stated maturity date;[1]

•	the hypothetical total annualized yield on the note on the stated maturity date;[2] and

•	the hypothetical total annualized yield from direct ownership of the common stock.

[1]	Excludes accrued but unpaid interest payments payable on the stated maturity date.
[2]

The hypothetical total annualized yield on the stated maturity date represents the interest rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the notes, including the amount payable on the stated maturity date and all interest payments through the stated maturity date, the sum of these present values being equal to the original issue price.

Hypothetical settlement value	Hypothetical conversion value	Percentage change from the principal amount to the hypothetical conversion value	Total interest payments paid or payable on or before the stated maturity date	Hypothetical total amount payable per note on the stated maturity date	Hypothetical total annualized yield on the note on the stated maturity date	Hypothetical total annualized yield from direct ownership of the common stock
$0.0000	$0.0000	-100%	$0.6343	$0.0000	-100.0%	-100.0%
$5.3960	$5.3960	-80%	$0.6343	$5.3960	-95.0%	-95.6%
$10.7920	$10.7920	-60%	$0.6343	$10.7920	-81.7%	-83.0%
$16.1880	$16.1880	-40%	$0.6343	$16.1880	-60.5%	-62.7%
$21.5840	$21.5840	-20%	$0.6343	$21.5840	-31.7%	-34.8%
$26.9800	$26.9800	0%	$0.6343	$26.9800	4.7%	0.7%
$32.3760	$32.3760	20%	$0.6343	$32.3760	48.4%	43.7%
$37.7720	$37.7720	40%	$0.6343	$35.0740	73.1%	94.2%
$43.1680	$43.1680	60%	$0.6343	$35.0740	73.1%	152.0%
$48.5640	$48.5640	80%	$0.6343	$35.0740	73.1%	217.1%
$53.9600	$53.9600	100%	$0.6343	$35.0740	73.1%	289.5%

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty concerning the settlement value, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Barclays Bank PLC or by others. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

SUPPLEMENTAL TAX CONSIDERATIONS

Some of the tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain United States Federal Income Tax Consequences” in the accompanying YEELDS® product supplement and “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Recently Enacted Legislation” and “Non-U.S. Holders” below, as described in the YEELDS® product supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying YEELDS® product supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the product supplement.

The United States federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid income-bearing executory contract with respect to the common stock that is subject to tax as described herein. If your notes are so treated, you will likely be taxed on interest paid on the notes as ordinary income in accordance with your regular method of accounting for United States federal income tax purposes. In addition, it would be reasonable for you to recognize capital gain or loss upon the sale or cash-settlement upon maturity of your notes in an amount equal to the difference between the amount you receive at such time (excluding amounts attributable to interest) and your tax basis in the notes. Because the term of your notes will not exceed one year, such gain or loss should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. Any character mismatch arising from your inclusion of ordinary income and short-term capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. Moreover, in the event of physical settlement, such loss may be deferred (as described in the following paragraph).

If you receive shares upon the maturity of your notes pursuant to the stock settlement option, it is not clear whether the receipt of shares should be treated as (i) a taxable settlement of the notes followed by a purchase of the shares or (ii) a tax-free purchase of the shares pursuant to the original terms of the notes. Accordingly, you should consult your tax advisor about the tax consequences to you of receiving shares upon the maturity of your notes. If the receipt of the shares is treated as a taxable settlement of the notes followed by a purchase of the shares, you should (i) recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time plus the cash received in lieu of a fractional share, if any, and your tax basis in the notes, and (ii) take a basis in such shares in an amount equal to their fair market value at such time. If, alternatively, the receipt of shares upon the maturity of your notes is treated as a tax-free purchase of the shares, (i) the receipt of shares upon maturity of your notes should not give rise to the current recognition of gain or loss at such time, (ii) you should take a carryover basis in such shares equal to the basis you had in your notes (determined as described below), and (iii) if you receive cash in lieu of a fractional share upon the stock settlement of such notes, you should recognize short-term capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the fractional share. In general, your tax basis in your notes will be equal to the price you paid for the notes (excluding amounts paid in respect of accrued but unpaid interest). Your holding period in the shares you receive upon the maturity of your notes will begin on the date that you receive such shares.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the notes in this pricing supplement is materially correct.

As discussed further in the accompanying YEELDS® product supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your notes as well as possible alternative characterizations, please see the discussion under the heading “Certain United States Federal Income Tax Consequences” in the accompanying YEELDS® product supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the notes. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion about tax risks under “Additional Risk Factors”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Non-U.S. Holders. The U.S. federal income tax treatment of the notes is uncertain, and alternative treatments are possible. Under one such alternative treatment, the notes could be viewed as a notional principal contract. Recently enacted legislation imposes a 30% withholding tax on any “dividend equivalent” payment made to a non-U.S. holder of a “specified notional principal contract” on or after September 14, 2010, the effective date of this provision of the legislation. It is possible, under the alternative characterization of the notes as a notional principal contract, that the Internal Revenue Service could assert that the notes should be treated as a “specified notional principal contract” that gives rise to payments subject to such withholding, particularly if the Notes are stock settled. You should consult your tax advisor about this risk and other potential U.S. federal income tax risks associated with owning the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the price specified on the cover of this pricing supplement.

Delivery of the notes will be made against payment for the notes on or about the issue date indicated on the cover of this pricing supplement, which is the fifth business day following the inception date (that is, the notes will have a settlement cycle referred to as “T+5”).

After the initial public offering, the public offering price and the selling terms may be varied from time to time by the Agent.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of sale will be provided in a separate confirmation of sale.